                                                                                                        ---------------------------
                                UNITED STATES                                                                   CMB APPROVAL
                     SECURITIES AND EXCHANGE COMMISSION                                                 ---------------------------
                            WASHINGTON, D.C. 20549                                                      CMB Number: 3295-0101
                                                                                                        Expires: October 31, 1992
                                                                                                        Estimated Average return
                                  FORM 144                                                              hours per response...2.00
                                                                                                        ---------------------------
                   NOTICE OF PROPOSED SALE OF SECURITIES                                                       SEC USE ONLY
           PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                                        ---------------------------

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with    ---------------------------
            a broker to execute sale or executing a sale directly with a market maker.
----------------------------------------------------------------------------------------------------    ---------------------------
1(a) NAME OF ISSUER   (Please type or print)        (b) IRS IDENT. NO.      (c) SEC FILE NO.
                      RADIUS INC.                       68-0101300              O-18690
----------------------------------------------------------------------------------------------------     --------------------------
1(d) ADDRESS OF ISSUER            STREET             CITY               STATE             ZIP CODE      (e)  TELEPHONE NO.
             215 MOFFETT PARK DRIVE                   SUNNYVALE          CA                94089         --------------------------
                                                                                                         AREA CODE       NUMBER
                                                                                                         408            541-6100
-----------------------------------------------------------------------------------------------------------------------------------
2(a) NAME OF PERSON FOR WHOSE ACCOUNT   (b) SOCIAL SECURITY NO.   (c) RELATIONSHIP  (d) ADDRESS STREET   CITY    STATE    ZIP CODE
     THE SECURITIES ARE TO BE SOLD          OR IRS IDENT. NO.         TO ISSUER         286 IRIS STREET REDWOOD CITY, CA 94062
     DAVID G. PINE                          ###-##-####               OFFICER
                                                                      (Resigned)
-----------------------------------------------------------------------------------------------------------------------------------
INSTRUCTION:
    The person filing this notice should contact the issuer to obtain the IRS Identification Number and the S.E.C. File Number.
-----------------------------------------------------------------------------------------------------------------------------------
3(a)          (b)                  SEC USE ONLY  (c)               (d)             (e)             (f)                (g)
   Title          Name and address               Number of          Aggregate       Number of       Approximate        Name of
   of the          of Each Broker                Shares or           Market         Shares or       Date of Sale        Each
  Class of        Through Whom the              Other Units          Value         Other Units     (See Instr 3(f))   Securities
 Securities      Securities are to              To Be Sold      (See Instr 3(d))    Outstanding     (Mo. DAY YR.)      Exchange
 To Be Sold      be Offered or Each           (See Instr 3(c))                    (See Instr 3(e))                 (See Instr 3(g))
                  Market Maker who
                    is Acquiring
                   the Securities
-----------------------------------------------------------------------------------------------------------------------------------
   COMMON          HAMBRECHT & QUIST                     1,369          1,369        17,401,611       3/19/1996          OTC
                    ONE BUSH STREET
                SAN FRANCISCO, CA 94104
-----------------------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS:
1(a) Name of Insurer
 (b) Issuer's I.R.S. Identification Number
 (c) Issuer's S.E.C. file number, if any
 (d) Issuer's address, including zip code
 (e) Issuer's telephone number, including area code

2(a) Name of person for whose account the securities are to be sold
 (b) Such person's Social Security or I.R.S. Identification number
 (c) Such person's relationship to the Issuer (eg., officer, director, 20% stockholder, or member of immediate family of any of the foregoing)
 (d) Such person's address, including zip code

3(a) Title of the class of securities to be sold
 (b) Name and address of each broker through whom the securities are intended to be sold
 (c) Number of shares or other units to be sold (if debt securities, give the aggregate face accrued)
 (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
 (e) Number of shares or other units of the class outstanding, or the debt securities to the amount incurred outstanding, as it owes by the most recent owner published  by the Issuer
 (f) Approximate date on which the securities are to be sold
 (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                                                                                                                SEC 1147 (10/80)

                       TABLE 1 -- SECURITIES TO BE SOLD

        Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Amount of
  Title of     Date You                                       Name of Person from Whom Acquired    Securities  Date of  Nature of
  the Class    Acquired    Name of Acquisition Transaction   if gift also give gift donor account   Acquired   Payment   Payment
---------------------------------------------------------------------------------------------------------------------------------
   COMMON      10/1/95       EMPLOYEE STOCK PURCHASE PLAN            RADIUS INC. (RDUS)              1,369     10/1/95    CASH







---------------------------------------------------------------------------------------------------------------------------------


INSTRUCTIONS: If the Securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

             TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

        Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                               Amount of
   Name and Address of Seller         Title of Securities Sold          Date of Sale       Securities Sold      Other Proceeds
---------------------------------------------------------------------------------------------------------------------------------







---------------------------------------------------------------------------------------------------------------------------------

REMARKS:




INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (c) of Rule 144 to be aggregated with sales for the account of the person making this notice.


                                                        3-19-96
                                        --------------------------------------
                                                     DATE OF NOTICE

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.


                                                   /s/ Sharon D. Kelly
                                        --------------------------------------
                                                        (SIGNATURE)
                                                      Sharon D. Kelly
                                                     For David G. Pine

        The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

-------------------------------------------------------------------------------
     ATTENTION: Intentional misstatements or omission of facts constitute
               Federal Criminal Violations (See 18 U.S.C. 1001)
-------------------------------------------------------------------------------
                                                             SEC 1147 (10/90)